Exhibit 12.1

STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,					Nine Months Ended
	1997	1998	1999	2000	2001	2001	2002
Net loss applicable to common shareholders	(23,026)	(24,972)	(41,481)	(52,437)	(81,645)	(49,158)	(80,440)
Add: fixed charges	549	608	711	729	6,467	3,443	9,165

Earnings as defined	(22,477)	(24,364)	(40,770)	(51,708)	(75,178)	(45,715)	(71,275)

Fixed charges:
Interest expensed and capitalized	377	435	502	544	5,988	3,123	8,518
Estimated interest component of rent	172	173	209	185	479	320	647

Total fixed charges	549	608	711	729	6,467	3,443	9,165

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss applicable to common shareholders for the period.